UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69743

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Securitize Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

78 SW 7th Street, Suite 500
(No. and Street)

Miami	FL	33130
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	212-668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wolf & Company, PC
(Name – if individual, state last, first, and middle name)

255 State Street	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

October 14, 2003	392
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Nikolson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Securitize Markets, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

GINGER GILL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GI6172952
Qualified in New York County
My Commission Expires 08/20/2027

Signature: Joseph Nikolson

Title: CEO/CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Securitize Markets, LLC

Statement of Financial Conditions

As of and for the Year Ended December 31, 2024

Securitize Markets, LLC

As of and for the Year Ended December 31, 2024

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Securitize Markets, LLC:

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Securitize Markets, LLC (the "Company") as of December 31, 2024, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Wolf & Company, P.C.

Boston, Massachusetts
March 27, 2025

MEMBER OF ALLINIAL GLOBAL,
AN ASSOCIATION OF LEGALLY INDEPENDENT FIRMS

255 STATE STREET, BOSTON, MA 02109
P: 617.439.9700

Securitize Markets, LLC

Statement of Financial Condition
As of December 31, 2024

ASSETS

Cash	$	818,845
Prepaid expenses and deposits		61,736
TOTAL ASSETS	$	880,581

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	75,632
Customer Liabilities		86,877
TOTAL LIABILITIES		162,509
Member's Equity		718,072
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	880,581

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
As of December 31, 2024

1. Organization and Nature of Business

Securitize Markets, LLC (the "Company") was incorporated in the state of Delaware on December 10, 2015 as Orchard Marketplace, LLC which name was subsequently changed to Orchard Platform Markets, LLC and then Distributed Technology Markets, LLC. On November 16, 2020 the Company and a sister company, Velocity Platform, LLC were purchased by Securitize, Inc. Pursuant to the transaction, the Company became a wholly owned single member LLC subsidiary of Securitize, Inc. (the "Parent") and changed its name to Securitize Markets, LLC.

On September 28, 2016, the Company became registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company has been approved by FINRA to engage in private placement of securities including those in digital form, broker whole loans and loan portfolios, refer prospective customers to unaffiliated broker-dealers in return for a finder's fee or percentage of commission generated, and operate an alternative trading system ("ATS") for secondary transactions in securities, including those in digital form.

2. Summary of Significant Accounting Policies

Basis of Accounting
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Going Concern Consideration
To date the Company has experienced operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain. Support has been provided by the Parent, who has stated to the Company that this support will continue for the foreseeable future. Having considered the above and having made due inquiries, management of the Company continues using the going concern basis in preparing the financial statements which assumes that the Company will continue in operation for the foreseeable future.

Revenue Recognition

Revenue from Contracts with Customers

Revenue from contracts with customers includes fees earned for placement services pursuant to the terms of individual Placement agreements with issuers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

ATS commissions

The Company operates an ATS providing a platform for its subscribers to buy and sell digital securities. Every subscriber has equal and fair access to the platform, its features and price. The Company charges commissions for its ATS transactions. The Company earns a commission at the time the trade is executed. The Company believes the performance obligation for commissions earned from the ATS is satisfied at the time the trade is executed.

Placement fees

The Company is contracted to be a placement agent in connection with the private placement of securities. Fee terms for placement fees are stated in the Private Placement Agreement entered into with the Issuer. The Company records placement revenues at the point in time when the closing of the private placement occurs and the services for the transactions are completed under the terms of each engagement.

Notes to Financial Statements
As of December 31, 2024

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the current expected credit loss ("CECL") methodology. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables are not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards, at which point the Company individually evaluates receibables and records an associated reserve. For year ending December 31, 2024 the company recorded an allowance for credit losses in the amount of $75,097, which is fully reserved for amount outstanding due from Prime Trust which filed bankruptcy in August 2023and are considered unsecured receivables.

Cash

All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the financial statements for the Company to be taxed as a corporation. The Parent is taxed as a partnership and files a consolidated tax return.

The Company is a single member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. Based on an analysis of the operations of the Broker Dealer there was no UBT tax provision required.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's tax preparers reviewed the Company's tax position and the results from operations and as a result of this review, the Company has determined there were no uncertain tax positions.

3. Transaction with Related Parties

In March 2020, the Company entered into an Expense Sharing Agreement ("ESA") with its Parent whereby the Parent is to provide payroll, office and administrative services to the Company. The ESA shall remain in force until such time as either Party provides notice to the other that such Party wished to terminate the agreement. The expenses allocated by the Parent for the year ended December 31, 2024 were $1,397,179. There is no balance due to Due to Parent of on the accompanying Statement of Financial Condition. The settlement of this balance is at management discretion.

For the year ended December 31, 2024, the Company recorded $1,747,756 in capital contributions representing forgiveness of the intercompany payable to the Parent and cash contributions of $200,000.

Notes to Financial Statements
As of December 31, 2024

4. Customer Liabilities

The Company recognizes contract liabilities in accordance with Accounting Standards Codification Topic 606, Revenue from contracts with Customers ("ASC 606"), Revenue from Contracts with Customers, which represent amounts received from customers prior to the satisfaction of performance obligations. These liabilities primarily relate to fees received in advance for revenues from contracts with customers, ATS commissions,and placement fees that will be recognized as revenue when the related services are performed.

During the year ended December 31, 2024, the company received $250,000 from a single customer. The company recognized $163,124 as fee income during the year ended December 31, 2024, with the remaining balance of $86,877 reported on the statement of financial conditions as of December 31, 2024.

The Company expects to recognize substantially all of the contract liabilities as revenue within the next 12 months, as the underlying services are performed. There are no significant changes in contract liability balances due to business combinations, cumulative catch-up adjustments, or material changes in estimates.

5. Concentrations

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

During the year ended December 31, 2024, one customer accounted for 83% of revenue.

6. Net capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2024, the Company had regulatory net capital of $631,395 which was $381,395 above the required net capital of $250,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.26 to 1 at December 31, 2024.

7. Commitments and Contingencies

As of December 31, 2024, there were no claims or lawsuits brought by or against the Company.

8. Guarantees

Financial Accounting Standards Board ("FASB") ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2024 or during the year then ended.

9. Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of placement and advisory fees. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented on a basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. The measure of segment assets is reported on the balance sheet as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.

10. Subsequent Events

Management of the Company evaluated and noted no subsequent events or transactions that occurred from January 1, 2025 through the date these financial statements were issued, that would require recognition or disclosure in the financial statements.